UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

UPSTREAM BIOSCIENCES INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

91678P 20 3
(CUSIP Number)

May 31, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91678P 20 3

1.	Name of Reporting Person: Chesterfield Faring Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,616,712 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,616,712 (1)

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,616,712 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.5% (1)(2)
14.	Type of Reporting Person (See Instructions) CO

 (1) Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of this Report) with certain other beneficial owners of common stock, $0.001 par value, (“Common Stock”) of Upstream Biosciences, Inc. (the “Company”) who collectively own 10,778,081 shares of Common Stock of the Company.

(2) Based on 11,975,645 shares of Common Stock issued and outstanding as of May 31, 2013 (as provided by the Company).

CUSIP No. 91678P 20 3

1.	Name of Reporting Person: Lawrence Selevan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,616,712 (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,616,712 (1)

	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,616,712 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.5% (1)(2)
14.	Type of Reporting Person (See Instructions) IN

 (1) Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of this Report) with certain other beneficial owners of common stock, $0.001 par value, (“Common Stock”) of Upstream Biosciences, Inc. (the “Company”) who collectively own 10,778,081 shares of Common Stock of the Company.

(2) Based on 11,975,645 shares of Common Stock issued and outstanding as of May 31, 2013 (as provided by the Company).

CUSIP No. 91678P 20 3

1.	Name of Reporting Person: RealSource Acquisitions Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Utah
Number of Shares Beneficially Owned by Each Reporting Person With		Sole Voting Power 9,161,369 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,161,369 (1)

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,161,369 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 76.50% (1)(2)
14.	Type of Reporting Person (See Instructions) CO
 (1)  The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of this Report) with certain other beneficial owners of Common Stock of the Company who collectively own 10,778,081 shares of Common Stock of the Company.

(2)  Based on 11,975,645 shares of Common Stock issued and outstanding as of May 31, 2013 (as provided by the Company).

CUSIP No. 91678P 20 3

1.	Name of Reporting Person: Michael S. Anderson
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,161,369 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,161,369 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,161,369 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 76.50% (1)(2)
14.	Type of Reporting Person (See Instructions) IN
(1)  The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of this Report) with certain other beneficial owners of Common Stock of the Company who collectively own 10,778,081 shares of Common Stock of the Company. Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that such reporting person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(2)  Based on 11,975,645 shares of Common Stock issued and outstanding as of May 31, 2013 (as provided by the Company).

CUSIP No. 91678P 20 3

1.	Name of Reporting Person: Nathan W. Hanks
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,161,369 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,161,369 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,161,369 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 76.50% (1)(2)
14.	Type of Reporting Person (See Instructions) IN
(1)  The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of this Report) with certain other beneficial owners of Common Stock of the Company who collectively own 10,778,081 shares of Common Stock of the Company. Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that such reporting person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(2)  Based on 11,975,645 shares of Common Stock issued and outstanding as of May 31, 2013 (as provided by the Company).

CUSIP No. 91678P 20 3

1.	Name of Reporting Person: V. Kelly Randall
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,161,369 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,161,369 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,161,369 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 76.50% (1)(2)
14.	Type of Reporting Person (See Instructions) IN
(1)  The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of this Report) with certain other beneficial owners of Common Stock of the Company who collectively own 10,778,081 shares of Common Stock of the Company. Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that such reporting person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(2)  Based on 11,975,645 shares of Common Stock issued and outstanding as of May 31, 2013 (as provided by the Company).

Item 1.       Security and Issuer.

This Schedule 13D relates to shares of common stock, $0.001 par value (CUSIP No. 91678P203) (the “Common Stock”) of Upstream Biosciences, Inc., a Nevada corporation (the “Company”), whose principal executive offices are located at 2089 East Fort Union Blvd., Salt Lake City, Utah, 84121. The class of equity securities to which this Schedule 13D relates is the Common Stock of the Company. The percentage of beneficial ownership reflected in this Schedule 13D is based upon 11,975,645 Common Stock issued and outstanding as of May 31, 2013 (as provided by the Company).

Item 2.        Identity and Background.

The names of the persons filing this statement (the “Reporting Persons”) are (i) Chesterfield Faring Ltd., a New York corporation, (ii) Lawrence Selevan, (iii) RealSource Acquisition Group LLC, a Utah limited liability corporation, (iv) Michael S. Anderson, (v) Nathan W. Hanks, and (vi) V. Kelly Randall. Each of Messrs. Anderson, Hanks and Randall are officers of the Company and were appointed directors of the Company and each serve as co-managing members of RealSource Acquisition Group, LLC. Mr. Selevan is the majority shareholder and Chief Executive Officer of Chesterfield Faring Ltd.

The address and principal office of Chesterfield Faring Inc. is 415 Madison Avenue, New York, NY 10017.

The address and principal office of Mr. Selevan is 415 Madison Avenue, New York, NY 10017

The address and principal office of RealSource Acquisition Group LLC is 2089 East Fort Union Blvd., Salt Lake City, Utah, 84121.

The address and principal office of each Messrs. Anderson, Hanks and Randall is 2089 East Fort Union Blvd., Salt Lake City, Utah, 84121.

Each Messrs. Anderson, Hanks Randall and Selevan are United States citizens.

Due to the nature of the transactions described in Items 3 and 4 of this Schedule 13D, the Reporting Persons could be deemed to be part of a “group” with each other within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by any other Reporting Person as to which such Reporting Person is not the record owner, except to the extent of their respective pecuniary interest therein. The Report on Schedule 13D shall not be deemed an admission of any beneficial owner of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

During the last five years, none of the Reporting Persons mentioned in this Item 2 have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

 On May 24, 2013, Charles El-Moussa and Six Capital Limited (“Six Capital”)(collectively, the “Sellers”) and RealSource Acquisitions Group, LLC, a Utah limited liability company, and Chesterfield Faring Ltd., a New York corporation (collectively, the “Purchasers”) entered into a Securities Purchase Agreement (the “Agreement”) pursuant to which the Sellers agreed to sell to the Purchasers an aggregate of 10,778,081 shares (representing approximately 90% of the issued and outstanding voting securities of the Company) of Common  Stock  in consideration of an aggregate of $175,000 in cash from the personal funds of the Purchasers (the “Transaction”). Prior to the Transaction, Charles El-Moussa, the sole director and officer of the Company, owned 1,000,000 shares of Common Stock, and Six Capital owned 10,022,158 shares of Common Stock.  Mr. El-Moussa sold all of his shares of Common Stock in the Transaction, and Six Capital sold 10,778,081 shares of Common Stock in the Transaction and retained 244,077 shares of Common Stock. The Transaction closed on May 31, 2013, resulting in a change in control of the Company.

Item 4.        Purpose of Transaction.

Item 3 is incorporated by reference in this Item 4 as if fully set forth herein.

 The purpose of the Transaction was for the Reporting Persons to acquire 90% ownership of issued and outstanding Common Stock of the Company. The Reporting Persons acquired the Common Stock set forth in this Schedule 13D for investment purposes and to take control of the Company.  At the closing of the Transaction, Messrs. Randall, Hanks and Anderson were appointed directors and officers of the Company as reported by the Company on the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 4, 2013. The Reporting Persons may appoint additional directors and officers of the Company.

As of the date of this Schedule 13D, neither of the Reporting Persons, except as set forth in this Schedule 13D, have any other plans or proposals which relate to or would result in:

(a)  the acquisition by any person of additional securities of the Issuer;

(b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e)  any material change in the present capitalization or dividend policy of the Issuer;

(f)  any other material change in the Issuer’s business or corporate structure;

(g)  changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

(h)  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  any similar action to those enumerated above.

Item 5.        Interest in Securities of the Company.

(a)-(b)    The responses of each Reporting Person to rows (7) through (13) of the cover page to this Schedule 13D and Item 3 are incorporated by reference in this Item 5 as if fully set forth herein.

 (c)      Except as described in Item 3 and 4 of this Statement, there have been no transactions effected with respect to the Common Stock held by the Reporting Persons within the past 60 days of the date hereof by the Reporting Persons.

(d)      Except as described in Item 3 and 4 of this Statement, the Reporting Persons have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 3 is incorporated by reference in this Item 6 as if fully set forth herein.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.

Item 7.        Material to Be Filed as Exhibits.

99.1   Securities Purchase Agreement by and among, Charles El-Moussa, Six Capital Limited, RealSource Acquisitions Group, LLC and Chesterfield Faring Ltd., as purchasers.

99.2    Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	June 10, 2013

CHESTERFIELD FARING LTD.

By: /s/ Lawrence Selevan
Name: Lawrence Selevan
Title: Chief Executive Officer

REALSOURCE ACQUISITIONS GROUP LLC

By: /s/ V. Kelly Randall
Name: V. Kelly Randall
Title: Co-Managing Member

/s/ V. Kelly Randall
Name: V. Kelly Randall, individually

/s/ Nathan W. Hanks
Name: Nathan W. Hanks, individually

/s/ Michael Anderson
Name: Michael Anderson, individually

/s/ Lawrence Selevan
Name: Lawrence Selevan, individually
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)